MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2020

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2020 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2020, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 13, 2020 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and three mines on temporary suspension: the San Martin Silver Mine, the Del Toro Silver Mine and the La Parrilla Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
SAN DIMAS SILVER/GOLD MINE
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2020 First Quarter Report	Page 3

2020 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2020-Q1	2019-Q4	Change Q1 vs Q4	2019-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	599,142	626,482	(4%)	812,654	(26%)
Silver Ounces Produced	3,151,980	3,348,424	(6%)	3,331,388	(5%)
Silver Equivalent Ounces Produced	6,195,057	6,233,412	(1%)	6,273,677	(1%)
Cash Costs per Ounce (1)	$5.16	$3.73	38%	$6.34	(19%)
All-in Sustaining Cost per Ounce (1)	$12.99	$12.25	6%	$12.91	1%
Total Production Cost per Tonne (1)	$82.41	$78.62	5%	$66.65	24%
Average Realized Silver Price per Ounce (1)	$17.36	$17.46	(1%)	$15.73	10%

Financial (in $millions)
Revenues	$86.1	$96.5	(11%)	$86.8	(1%)
Mine Operating Earnings	$21.1	$23.9	(12%)	$10.3	106%
Net (Loss) Earnings	($32.4)	($39.9)	19%	$2.9	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$23.3	$32.9	(29%)	$23.7	(2%)
Cash and Cash Equivalents	$145.2	$169.0	(14%)	$91.5	59%
Working Capital (1)	$139.8	$171.1	(18%)	$130.9	7%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.15)	($0.19)	20%	$0.01	NM
Adjusted EPS (1)	$0.04	$0.00	NM	($0.01)	NM
Cash Flow per Share (1)	$0.11	$0.16	(30%)	$0.12	(8%)

NM - Not meaningful

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 25 to 30 for a reconciliation of non-GAAP to GAAP measures.

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	200,109	177,834	221,200	599,142
Silver Ounces Produced	1,677,376	550,133	924,472	3,151,980
Gold Ounces Produced	21,308	10,842	52	32,202
Silver Equivalent Ounces Produced	3,672,169	1,593,400	929,487	6,195,057
Cash Costs per Ounce*	$3.08	$2.12	$10.77	$5.16
All-in Sustaining Cost per Ounce*	$9.02	$6.03	$13.31	$12.99
Total Production Cost per Tonne	$126.33	$81.04	$43.82	$82.41
*Cash Cost per Ounce and All-in Sustaining Cost per Ounce are calculated on a per payable silver ounce basis.

Management Update on COVID-19

On March 31, 2020, the Mexican Ministry of Health issued a decree outlining certain actions aimed at mitigating and containing sanitary risks associated with the COVID-19 pandemic (the "Decree"), requiring non-essential businesses, including mining, to temporarily suspend activities until April 30, 2020. As a result, operations at its San Dimas, Santa Elena and La Encantada mines were ramped down in the month of April.

On April 17, 2020 the Mexican Government extended the suspension of non-essential businesses until May 30, 2020 with the possibility of earlier re-start on May 18, 2020 for businesses located in areas with few COVID-19 cases. In early May, First Majestic delivered supportive letters from local mayors around each of the Company’s operating mines to Mexico’s Under-Secretary of Mining and the Ministry of Health indicating strong local support for the restart of operations.

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On May 13, 2020, the Mexican Government officially confirmed in the Federal Registry that mining is now deemed essential and can restart on May 18, 2020. As a result, the Company is beginning to implement restart procedures across each of its mine sites, while maintaining strict sanitary controls and supporting our local communities, and expects full production rates will be reached in early June. To date, First Majestic has not experienced any incidents related to COVID-19 at its sites or corporate offices.

The Company has suspended its previously issued 2020 annual guidance and is currently reassessing its guidance following the Mexican Government update on May 13, 2020. COVID-19 could have a significant impact on the Company's near-term production and liquidity if the Company or its suppliers or customers are not able to maintain operations. The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities impose or remove restrictions on business activities.

First Majestic has promptly responded to the threat of COVID-19 and undertaken significant measures, including:

•	established a crisis management committee to evaluate ongoing concerns, risks and challenges with respect to COVID-19 across its operations in March 2020;

•
implemented preventative control measures to protect the safety and health of our employees, contractors and the communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation and pre-screening for virus symptoms;

•	construction of a temporary camp at Santa Elena which can accommodate up to 310 workers;

•
identifying and removing all “vulnerable” employees and contractors as defined by the Mexican Ministry of Health, including anyone 60 years of age or older, anyone with pre-existing conditions or a reduced immune system, new mothers nursing, and those considered obese. The Company continues to support these employees by continuing base pay, medical services as needed and in many cases sanitary care support while they are not working;

•	managing metal sales and supply chain disruption risks by maintaining constant communication with major suppliers and contractors and increasing supplies inventory levels at all units;

•	supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements;

•	preserving treasury by suspending a substantial amount of discretionary capital expenditures;

•	proactively engaging with local communities and other stakeholders to reduce the risk of COVID-19 from entering our host communities; and

•
implementation of programs within our areas of influence to increase awareness about the virus, promote good hygiene and responsible social interactions to prevent and/or contain the spread of the virus.

At March 31, 2020, the Company had strong working capital of $139.8 million and total available liquidity of $204.9 million, including $65.0 million of undrawn revolving credit facility. Based on management’s cash flow projections, the Company expects it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months. Management continues to closely monitor developments in the COVID-19 pandemic, including the potential impact on the Company’s operations and its liquidity.

Operational Highlights

•	Total production in the first quarter was 6,195,057 silver equivalent ounces, consisting of 3.2 million ounces of silver and 32,202 ounces of gold, in line with the previous quarter.

•
Achieved consolidated average silver recoveries of 89%, the highest in the Company’s 17-year history. Santa Elena continued to deliver strong silver and gold recoveries of 94% and 96%, respectively, following the installation of the 3,000 tpd high-intensity grinding ("HIG") mill.

•	Cash cost per ounce for the quarter was $5.16 per payable ounce of silver, compared to $3.73 per ounce in the previous quarter. The increase in consolidated cash cost was primarily attributed to:

◦
lower by-product credits as a result of approximately 700 ounces of gold that were shipped but not yet sold at quarter end, which would have contributed an additional $1.4 million or $0.44 per ounce in by-product credits, as well as a 3% decline in gold production; and

◦
higher energy costs at the Santa Elena mine compared to the fourth quarter as the Mexican government eliminated the diesel credit in 2020 compared to $0.8 million credit recognized in the previous quarter. With the conversion

First Majestic Silver Corp. 2020 First Quarter Report	Page 5

from diesel to Liquefied Natural Gas power generation, Santa Elena is expected to significantly reduce energy costs.

•
AISC in the first quarter was $12.99 per ounce compared to $12.25 per ounce in the previous quarter. The marginal increase was primarily attributed to higher cash costs, partially offset by small decreases in general and administrative costs as well as sustaining capital expenditures amidst travel restrictions related to COVID-19.

•	At the Ermitaño project near Santa Elena, development activities are now approximately 600 metres away from reaching the first access point of the high-grade Ermitaño Splay ore body.

•
In March 2020, the Company sold its subsidiary, Minera La Rastra, S.A. de C.V., which holds the Plomosas Silver Project, to GR Silver Mining Ltd. ("GR Silver") for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver, CAD$0.1 million in cash and a 2% net smelter return royalty with half of the NSR subject to a buy-back option for $1.0 million.

Financial Highlights

•
In the first quarter, the Company generated revenues of $86.1 million, compared to $86.8 million in the first quarter of 2019. Despite the recent temporary suspension of three operating mines, total production in the quarter was consistent with the first quarter of 2019. However, due to the volatile decline in silver and gold prices near the end of the quarter, the Company decided to ship but not to sell approximately 292,000 ounces of silver and 700 ounces of gold at quarter end and retained those ounces in its finished goods inventory, which would have contributed an additional $5.3 million to revenues based on spot metal prices at the end of the quarter.

•
The Company realized mine operating earnings of $21.1 million compared to $10.3 million in the first quarter of 2019. The increase in mine operating earnings in the quarter was attributed to a 10% increase in average realized silver price and lower cost of sales and depletion, depreciation and amortization due to the temporary suspension of lower margin mines in previous quarters.

•
Net loss for the quarter was $32.4 million (EPS of $(0.15)) compared to net earnings of $2.9 million (EPS of $0.01) in the first quarter of 2019. Net loss for the quarter was attributed to an accounting loss of $10.1 million on the divesting of the Plomosas exploration project, to reduce annual holding costs, and an unrealized loss of $22.7 million on mark-to-market adjustment of its foreign currency derivatives as a result of a 25% depreciation of the Mexican pesos against the U.S. dollar during the quarter.

•
Adjusted net earnings for the quarter, normalized for non-cash or unusual items such as the unrealized loss on mark-to-market adjustment of foreign currency derivatives, loss on sale of exploration project, share-based payments and deferred income taxes for the quarter ended March 31, 2020, was $8.2 million (Adjusted EPS of $0.04) compared to a net loss of $2.9 million (Adjusted EPS of ($(0.01)) in the first quarter of 2019.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $23.3 million ($0.11 per share) compared to $23.7 million ($0.12 per share) in the first quarter of 2019.

•	Cash and cash equivalents at March 31, 2020 were $145.2 million while working capital was $139.8 million.

First Majestic Silver Corp. 2020 First Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2020	2019				2018
PRODUCTION HIGHLIGHTS	Q1	Q4(5)	Q3(3)(4)	Q2	Q1	Q4	Q3(2)	Q2(1)
Ore processed/tonnes milled
San Dimas	200,109	182,265	173,679	172,368	163,264	172,641	176,884	85,765
Santa Elena	177,834	196,640	229,094	229,761	219,941	221,945	225,873	228,054
La Encantada	221,200	221,049	191,926	207,421	269,611	206,812	196,030	237,862
San Martin	—	—	—	39,213	62,148	66,924	67,926	74,431
La Parrilla	—	—	33,439	61,544	72,551	125,751	117,130	123,642
Del Toro	—	26,528	27,829	26,587	25,138	56,200	65,323	65,879
La Guitarra	—	—	—	—	—	—	14,891	35,715
Consolidated	599,142	626,482	655,967	736,896	812,654	850,272	864,056	851,349
Silver equivalent ounces produced
San Dimas	3,672,169	3,516,117	3,502,102	3,641,139	3,172,270	3,127,871	3,225,352	1,698,382
Santa Elena	1,593,400	1,592,397	1,859,170	1,461,345	1,403,364	1,587,396	1,475,635	1,407,880
La Encantada	929,487	991,856	891,205	492,957	723,699	451,244	379,773	327,458
San Martin	—	—	—	271,450	421,091	511,911	557,746	524,843
La Parrilla	—	—	258,683	420,712	441,095	563,703	537,986	605,826
Del Toro	—	133,042	125,557	122,879	112,158	243,637	427,218	323,714
La Guitarra	—	—	—	—	—	—	136,605	249,214
Consolidated	6,195,057	6,233,412	6,636,716	6,410,483	6,273,677	6,485,761	6,740,315	5,137,318
Silver ounces produced
San Dimas	1,677,376	1,658,721	1,639,481	1,603,016	1,404,454	1,367,028	1,445,918	808,923
Santa Elena	550,133	619,321	632,216	596,872	587,195	567,754	598,693	535,015
La Encantada	924,472	987,630	885,627	489,194	720,959	449,632	378,983	325,603
San Martin	—	—	—	224,056	331,539	404,523	438,061	419,815
La Parrilla	—	—	135,420	202,698	219,485	312,144	330,047	360,862
Del Toro	—	82,752	74,997	77,729	67,757	149,734	231,350	167,591
La Guitarra	—	—	—	—	—	—	82,292	138,454
Consolidated	3,151,980	3,348,424	3,367,740	3,193,566	3,331,388	3,250,816	3,505,344	2,756,263
Cash cost per ounce
San Dimas	$3.08	$0.74	$2.28	$1.64	$0.93	$0.58	($0.40)	$0.24
Santa Elena	$2.12	($1.40)	($7.24)	$4.28	$2.81	($1.06)	$5.77	$1.39
La Encantada	$10.77	$10.12	$10.72	$16.57	$12.60	$15.60	$21.15	$23.05
San Martin	$—	$—	$—	$16.52	$11.35	$10.40	$9.78	$9.68
La Parrilla	$—	$—	$16.27	$14.13	$16.58	$13.80	$16.29	$10.42
Del Toro	$—	$28.62	$29.83	$27.29	$27.20	$27.69	$13.07	$18.01
La Guitarra	$—	$—	$—	$—	$—	$—	$6.99	$12.89
Consolidated	$5.16	$3.73	$3.83	$6.84	$6.34	$6.06	$6.85	$7.59
All-in sustaining cost per ounce
San Dimas	$9.02	$7.41	$7.30	$8.49	$5.65	$5.35	$6.74	$5.41
Santa Elena	$6.03	$3.66	($5.17)	$7.73	$6.37	$2.18	$9.03	$6.60
La Encantada	$13.31	$12.67	$12.67	$18.87	$13.72	$18.70	$27.25	$30.81
San Martin	$—	$—	$—	$21.15	$15.67	$13.60	$13.37	$12.49
La Parrilla	$—	$—	$28.81	$21.61	$25.62	$21.18	$23.34	$16.39
Del Toro	$—	$38.84	$39.77	$36.33	$35.89	$37.83	$24.48	$32.08
La Guitarra	$—	$—	$—	$—	$—	$—	$12.30	$18.11
Consolidated	$12.99	$12.25	$10.76	$14.76	$12.91	$12.83	$15.12	$16.43
Production cost per tonne
San Dimas	$126.33	$127.19	$135.71	$142.42	$122.17	$113.66	$105.91	$148.91
Santa Elena	$81.04	$68.77	$57.78	$58.88	$56.53	$54.55	$63.15	$55.97
La Encantada	$43.82	$43.92	$47.86	$38.29	$32.71	$33.20	$40.20	$31.09
San Martin	$—	$—	$—	$109.51	$80.39	$83.27	$88.15	$72.77
La Parrilla	$—	$—	$89.40	$75.96	$76.78	$52.47	$58.18	$49.10
Del Toro	$—	$106.99	$98.98	$91.89	$95.06	$84.67	$73.50	$69.23
La Guitarra	$—	$—	$—	$—	$—	$—	$68.47	$83.68
Consolidated	$82.41	$78.62	$78.87	$77.93	$66.65	$65.31	$68.87	$61.04

1) San Dimas production results in the second quarter of 2018 included 52 days from the period May 10, 2018 to June 30, 2018.
2) La Guitarra was placed on care and maintenance on August 3, 2018.
3) La Parrilla was placed on temporary suspension effective September 2, 2019.
4) San Martin was placed on temporary suspension effective July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The re-opening date of the San Martin mine is contingent on security conditions in the region and cannot be determined at this time.
5) Del Toro's mining and milling operations were placed on temporary suspension effective January 1, 2020 to improve overall operating cash flows while focusing on an expanded drill program in the area.

First Majestic Silver Corp. 2020 First Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2020-Q1	2019-Q4	2019-Q1	Change Q1 vs Q4	Change '20 vs '19

Ore processed/tonnes milled	599,142	626,482	812,654	(4%)	(26%)
Average silver grade (g/t)	185	189	153	(2%)	21%
Average gold grade (g/t)	1.74	1.71	1.26	2%	38%
Silver recovery (%)	89%	88%	83%	1%	7%
Gold recovery (%)	96%	97%	96%	(1%)	0%

Production
Silver ounces produced	3,151,980	3,348,424	3,331,388	(6%)	(5%)
Gold ounces produced	32,202	33,176	32,037	(3%)	1%
Pounds of lead produced	—	914,370	2,661,088	(100%)	(100%)
Pounds of zinc produced	—	—	1,265,438	0%	(100%)
Total production - ounces silver equivalent	6,195,057	6,233,412	6,273,677	(1%)	(1%)

Cost
Cash cost per ounce	$5.16	$3.73	$6.34	38%	(19%)
All-In sustaining costs per ounce	$12.99	$12.25	$12.91	6%	1%
Total production cost per tonne	$82.41	$78.62	$66.65	5%	24%

Underground development (m)	10,888	11,775	15,947	(8%)	(32%)
Diamond drilling (m)	40,458	57,830	37,716	(30%)	7%

Production

Total production for the first quarter was 6,195,057 silver equivalent ounces, consisting of 3.2 million ounces of silver and 32,202 ounces of gold, in line with the previous quarter and 9% above guidance.

During the quarter, total ore processed at the Company's three operating mines amounted to 599,142 tonnes, a 4% decrease compared to the previous quarter primarily due to lower volumes at Santa Elena following a seven day planned mill maintenance program as well as the planned temporary suspension of milling activities at Del Toro, partially offset by higher volumes at San Dimas.

Consolidated silver grades in the quarter averaged 185 g/t compared to 189 g/t in the previous quarter, while consolidated gold grades averaged 1.74 g/t compared to 1.71 g/t in the prior quarter.

Consolidated silver and gold recoveries averaged 89% and 96%, respectively, consistent with the previous quarter. The Company expect recoveries to remain strong aided by the installation of a new 3,000 tpd HIG mill at San Dimas and the ongoing HIG mill optimization program at Santa Elena aimed at further reducing the feed grind size into the plant. In addition, the Company began testing low-grade tailings through its new microbubble flotation research and development facility at La Parrilla. Preliminary test results have indicated the potential to significantly increase metallurgical recoveries and produce a high-grade concentrate with material previously deemed as uneconomic.

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for the quarter was $5.16 per payable ounce of silver, compared to $3.73 per ounce in the previous quarter. The increase in consolidated cash cost was primarily attributed to:

•
lower by-product credits as a result of approximately 700 ounces of gold that were shipped but not yet sold at quarter end, which would have contributed an additional $1.4 million or $0.44 per ounce in by-product credits, as well as a 3% decline in gold production; and

First Majestic Silver Corp. 2020 First Quarter Report	Page 8

•
higher energy costs at the Santa Elena mine compared to the fourth quarter as the Mexican government eliminated the diesel credit in 2020 compared to $0.8 million credit recognized in the previous quarter. With the conversion from diesel to Liquefied Natural Gas power generation later in the year, Santa Elena is expected to significantly reduce energy costs.

AISC in the first quarter was $12.99 per ounce compared to $12.25 per ounce in the previous quarter. The marginal increase was primarily attributed to higher cash costs, partially offset by small decreases in general and administrative costs as well as sustaining capital expenditures amidst travel restrictions.

Development and Exploration

During the first quarter, the Company completed 10,888 metres of underground development compared to 11,775 metres in the previous quarter.

In the first quarter, the exploration program completed 40,458 metres of drilling with six surface drills and 13 underground rigs. Drilling was carried out at San Dimas, Santa Elena, La Encantada, Del Toro and La Parrilla. No drilling was performed at San Martin due to security concerns. In response to the COVID-19 pandemic, all drilling was temporarily halted at the end of March and the exploration team and drill contractors were demobilized from all sites.

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San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2020-Q1	2019-Q4	2019-Q1	Change Q1 vs Q4	Change '20 vs '19

Total ore processed/tonnes milled	200,109	182,265	163,264	10%	23%
Average silver grade (g/t)	280	305	287	(8%)	(2%)
Average gold grade (g/t)	3.44	3.83	4.18	(10%)	(18%)
Silver recovery (%)	93%	93%	93%	0%	0%
Gold recovery (%)	96%	97%	96%	(1%)	0%

Production
Silver ounces produced	1,677,376	1,658,721	1,404,454	1%	19%
Gold ounces produced	21,308	21,713	21,095	(2%)	1%
Total production - ounces silver equivalent	3,672,169	3,516,117	3,172,270	4%	16%

Cost
Cash cost per ounce	$3.08	$0.74	$0.93	316%	231%
All-In sustaining costs per ounce	$9.02	$7.41	$5.65	22%	60%
Total production cost per tonne	$126.33	$127.19	$122.17	(1%)	3%

Underground development (m)	7,100	6,763	5,669	5%	25%
Diamond drilling (m)	22,087	23,905	16,191	(8%)	36%

During the first quarter, the San Dimas mine produced 1,677,376 ounces of silver and 21,308 ounces of gold for a total production of 3,672,169 silver equivalent ounces, representing a 4% increase compared to the prior quarter primarily due to a 10% increase in tonnes milled, partially offset by lower silver and gold grades.

The mill processed a total of 200,109 tonnes with average silver and gold grades of 280 g/t and 3.44 g/t, respectively. During the quarter, the Company focused on developing the upper Jessica area to prepare future production blocks. As a result, a portion of production was alternatively sourced from several areas outside of the high-grade Jessica and Victoria veins. This development in ore generated higher dilution but produced more tonnes with lower grades.

Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the first quarter, cash cost and AISC per ounce were $3.08 and $9.02 per ounce, respectively, compared to $0.74 and $7.41 per ounce in the prior quarter. The increase in cash cost was primarily attributed to higher ore development costs as well as lower head grades and gold by-product credits during development of the upper Jessica area.

The San Dimas Mine has a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1, the fixed exchange ratio would be increased to 90:1. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. In the event the average gold to silver price ratio is back below 90:1 for a period of six months or more, the 70:1 exchange ratio shall be reinstated.

A total of 7,100 metres of underground development was completed in the first quarter, an increase of 5% compared to the prior quarter. Rehabilitation efforts of the rail-car track continued inside the Tayoltita mine to prepare for the restart of

First Majestic Silver Corp. 2020 First Quarter Report	Page 10

production. The Company expects to complete the track rehabilitation and begin limited production from development and pillar recovery in the third quarter before ramping up to 300 tpd by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and known to contain higher silver grades.

During the first quarter, one surface drill and nine underground drills completed 22,087 metres in sixty holes, compared to 23,905 metres in the prior quarter. In response to the COVID-19 pandemic, all drilling was temporarily halted at the end of March and the exploration team and drill contractors were demobilized from site.

Several major pieces of equipment for the mill modernization program at San Dimas were ordered and began to be fabricated during the quarter. These items include the autogenous mill, a filter press for tailings handling and a thickener to process ultra-fine particles. The Company continues to expect the new 3,000 tpd HIG mill to be delivered to site in the second quarter of 2020, pending any potential logistical challenges created by the COVID-19 pandemic.

First Majestic Silver Corp. 2020 First Quarter Report	Page 11

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2020-Q1	2019-Q4	2019-Q1	Change Q1vs Q4	Change '20 vs '19

Total ore processed/tonnes milled	177,834	196,640	219,941	(10%)	(19%)
Underground tonnes
Tonnes milled	125,529	129,833	136,984	(3%)	(8%)
Average silver grade (g/t)	130	142	121	(8%)	7%
Average gold grade (g/t)	2.48	2.52	1.87	(2%)	33%
Heap leach tonnes
Tonnes milled	52,305	66,807	82,957	(22%)	(37%)
Average silver grade (g/t)	36	32	47	13%	(23%)
Average gold grade (g/t)	0.73	0.61	0.78	20%	(6%)
Silver recovery (%)	94%	94%	89%	0%	6%
Gold recovery (%)	96%	96%	95%	0%	1%

Production
Silver ounces produced	550,133	619,321	587,195	(11%)	(6%)
Gold ounces produced	10,842	11,391	9,735	(5%)	11%
Total production - ounces silver equivalent	1,593,400	1,592,397	1,403,364	0%	14%

Cost
Cash cost per ounce	$2.12	($1.40)	$2.81	251%	(25%)
All-In sustaining costs per ounce	$6.03	$3.66	$6.37	65%	(5%)
Total production cost per tonne	$81.04	$68.77	$56.53	18%	43%

Underground development (m)	1,940	1,951	2,277	(1%)	(15%)
Diamond drilling (m)	9,474	11,729	11,291	(19%)	(16%)

During the first quarter, Santa Elena produced 550,133 ounces of silver and 10,842 ounces of gold for a total production of 1,593,400 silver equivalent ounces, consistent compared to the prior quarter.

The mine processed a total of 177,834 tonnes during the quarter, consisting of 125,529 tonnes (or approximately 71% of production) from underground ore and 52,305 tonnes (or approximately 29% of production) from the above ground heap leach pad. Compared to the prior quarter, tonnes milled decreased 10% primarily due to a planned mill maintenance program which required seven days in February to complete. In addition, a temporary reduction in haulage activities in January and February slightly impacted the transportation of underground ore.

Silver and gold grades from underground ore averaged 130 g/t and 2.48 g/t, respectively, and above ground heap leach pad averaged 36 g/t and 0.73 g/t. Silver and gold recoveries averaged 94% and 96%, respectively, during the quarter.

Cash cost in the first quarter was $2.12 per ounce, compared to negative $1.40 per ounce in the previous quarter. AISC in the first quarter increased to $6.03 per ounce compared to $3.66 per ounce in the previous quarter. The increase in cash cost and AISC were primarily attributed to a decrease in gold by-product credits as a result of approximately 500 ounces of gold that were shipped but unpriced at quarter end, which would have contributed an additional $1.1 million or $2.01 per ounce in by-product credits. In addition, energy costs were higher compared to the fourth quarter as the Mexican government eliminated the diesel credit in 2020 compared to $0.8 million credit recognized in the previous quarter.

First Majestic Silver Corp. 2020 First Quarter Report	Page 12

Initial ground clearing was completed during the quarter to prepare for the future Liquid Natural Gas ("LNG") power generation facility. Concrete foundations are expected to be poured once the temporary COVID-19 related work suspension is lifted at the end of May. The conversion from diesel to LNG power generation is expected to significantly reduce the production of carbon emissions while decreasing energy costs.

In the first quarter, a total of 1,940 metres of underground development was completed at Santa Elena compared to 1,951 metres in the previous quarter.

During the quarter, the Company completed 448 metres of development at the Ermitaño project consisting of 386 metres along the main ramp and 62 metres for mucking and loading stations. The first access point which intersects the main high-grade ore body (Ermitaño Splay) is approximately 600 metres away from current development and is expected to be reached by the end of the year. Earthwork activities for temporary energy generation, air compression and water supplies were also completed during the quarter. Looking ahead, the Company is expected to complete a trade-off study for the materials handling systems in the second quarter.

During the quarter, two underground rigs were active at Santa Elena completing 4,622 metres in seven sustaining and near mine exploration holes. At Ermitano, two surface rigs completed 3,324 metres in eight brownfield exploration holes and one surface drill completed 1,528 metres in seven greenfield holes. In response to the COVID-19 pandemic, all drilling was temporarily halted at the end of March and the exploration team and drill contractors were demobilized from site.

The Company is expected to release a Pre-feasibility Study and updated Reserve and Resource estimates on the Ermitaño project by the end of 2020.

First Majestic Silver Corp. 2020 First Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2020-Q1	2019-Q4	2019-Q1	Change Q1vs Q4	Change '20 vs '19

Ore processed/tonnes milled	221,200	221,049	269,611	0%	(18%)
Average silver grade (g/t)	165	176	126	(6%)	31%
Silver recovery (%)	79%	79%	66%	0%	20%

Production
Silver ounces produced	924,472	987,630	720,959	(6%)	28%
Gold ounces produced	52	49	33	6%	58%
Total production - ounces silver equivalent	929,487	991,856	723,699	(6%)	28%

Cost
Cash cost per ounce	$10.77	$10.12	$12.60	6%	(15%)
All-In sustaining costs per ounce	$13.31	$12.67	$13.72	5%	(3%)
Total production cost per tonne	$43.82	$43.92	$32.71	0%	34%

Underground development (m)	1,024	1,293	1,426	(21%)	(28%)
Diamond drilling (m)	4,565	4,114	2,279	11%	100%

During the quarter, La Encantada produced 924,472 silver ounces, representing a 6% decrease from the previous quarter yet remained 15% above previous guidance. The decrease in silver production was primarily due to a 6% decrease in silver grades compared to the prior quarter.

Silver grades during the quarter averaged 165 g/t during the quarter, representing a 6% decrease compared with the prior quarter but 8% above the previous 2020 guidance. Silver recoveries averaged 79%, consistent with the prior quarter.

Cash cost per ounce for the quarter was $10.77 per ounce, an increase of 6% compared to $10.12 per ounce in the previous quarter, primarily due to a 6% decrease in total silver ounces production. AISC per ounce for the quarter was $13.31 compared to $12.67 in the prior quarter.

A total of 1,024 metres of underground development was completed in the third quarter compared to 1,293 metres in the prior quarter. During the quarter, ramp development started to access the Milagros breccia to prepare the mine for initial sub-level caving production in the fourth quarter of 2020.

During the first quarter, one surface drill and one underground drill completed 2,583 metres in 16 near mine holes and 1,982 metres in three brownfield holes. In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized from site.

First Majestic Silver Corp. 2020 First Quarter Report	Page 14

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

On September 2, 2019, the Company temporarily suspended milling operations at the La Parrilla mine in order to build adequate surface stockpiles to be used for research and development of a new high-recovery microbubble flotation system. The Company is currently using the La Parrilla mill and its ISO Certified Laboratory on site as a research and development facility while continuing the exploration program. The reopening of the underground mine at La Parrilla is not determinable at this time and therefore no production has been budgeted during 2020. The exploration budget for the remainder of the year is currently under review.

During the quarter, two surface drills completed 4,032 metres in six brownfield exploration holes. In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized from site.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

Effective January 2020, the Company has temporarily suspended Del Toro's mining and milling operations in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will include drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart. In the meantime, the Company will continue evaluating mining methods and metallurgical testwork on the San Juan Cuerpo 3 orebody which contains a large zinc mineral resource with silver.

During the quarter, one surface drill completed 300 metres in one brownfield exploration hole. In response to the COVID-19 pandemic, all drilling was temporarily halted at the end of March and the exploration team and drill contractors were demobilized from site. The exploration budget for the remainder of the year is currently under review.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,518 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with government authorities to secure the area in anticipation of restarting its operation, although the exact date is currently not determinable and therefore no production has been budgeted during 2020.

First Majestic Silver Corp. 2020 First Quarter Report	Page 15

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping and de-watering of the underground mine, preparation for closure of the tailings dam and water treatment.

During the quarter, a new mineral resource was completed for the Nazareno area, showing a potential for mine expansion to the north-west of the Coloso mine.

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended March 31, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2020	2019	Variance %

Revenues	$86,065	$86,810	(1)%	(1)
Mine operating costs
Cost of sales	50,781	59,347	(14)%	(2)
Depletion, depreciation and amortization	14,169	17,210	(18)%	(3)
	64,950	76,557	(15)%

Mine operating earnings	21,115	10,253	106%	(4)

General and administrative expenses	6,284	6,500	(3)%
Share-based payments	2,378	2,075	15%
Mine holding costs	4,779	808	NM	(5)
Loss on sale of exploration project	10,106	—	100%	(6)
Foreign exchange gain	(2,826)	(2,369)	19%
Operating earnings	394	3,239	88%
Unrealized loss on foreign currency derivatives	(22,654)	—	(100)%	(7)
Investment and other (loss) income	(540)	2,018	(127)%	(8)
Finance costs	(3,856)	(3,705)	4%
(Loss) earnings before income taxes	(26,656)	1,552	NM
Current income tax expense	1,214	3,464	(65)%
Deferred income tax expense (recovery)	4,566	(4,792)	(195)%
Income tax expense (recovery)	5,780	(1,328)	NM	(9)
Net (loss) earnings for the period	($32,436)	$2,880	NM	(10)

(Loss) earnings per share (basic and diluted)	($0.15)	$0.01	NM	(10)

NM - Not meaningful

1.	Revenues in the quarter was consistent with the same quarter of the previous year primarily attributed to:

•	an 11% decrease in payable equivalent silver ounces sold at market prices compared to the same quarter of the prior year, resulting in a $8.8 million decrease in revenues;
Partially offset by:

•	a 10% increase in average realized price per ounce of silver sold of $17.36 compared to $15.73 in the first quarter of 2019, resulting in a $9.0 million increase in revenues; and

First Majestic Silver Corp. 2020 First Quarter Report	Page 16

•
due to the volatile decline in gold and silver prices near the end of the quarter, the Company decided to ship but not to sell approximately 292,000 ounces of silver and 700 ounces of gold in its finished goods inventory, which would have contributed an additional $5.3 million to revenues based on spot metal prices at the end of the quarter.

2.	Cost of sales in the quarter decreased 14% or $8.6 million compared to the same quarter of the previous year as a result of the following factors:

•	a $12.6 million decrease in cost of sales attributed to planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines;
Partially offset by:

•
a $3.0 million or 13% increase in cost of sales at the San Dimas mine, primarily due to a 23% increase in tonnes milled compared to the first quarter of 2019 as the Company has been gradually ramping up throughput at the mine over the past year; and

•	a $1.2 million or 9% increase in cost of sales at the Santa Elena mine, primarily due to higher energy and labour costs compared to the same quarter of the prior year.

3.	Depletion, depreciation and amortization in the quarter decreased $3.0 million or 18% compared to the same quarter of the previous year primarily as a result of:

•	a $4.7 million decrease related to planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines; and

•	a $1.3 million decrease at the La Encantada mine due to an impairment charge on non-current assets taken in the fourth quarter of 2019;
Partially offset by:

•	a $2.5 million increase at the San Dimas mine as a result of increase in tonnes milled compared to the first quarter of 2019.

4.
Mine operating earnings during the quarter increased by $10.9 million to $21.1 million compared to $10.3 million in the first quarter of 2019. The increase was primarily attributable to decreases in cost of sales and depletion, depreciation and amortization due to the planned temporary suspension of operating activities at mines with lower operating margins.

5.
Mine holding costs increased by $4.0 million compared to the same quarter of 2019, primarily due to the planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines over the past year.

6.	Loss on sale of exploration project of $10.1 million in the first quarter of 2020 relates to the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020.

7.
Unrealized loss on foreign currency derivatives of $22.7 million in the first quarter of 2020 relates to mark-to-market adjustments on the Company's foreign currency derivatives. The Company utilizes foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican pesos within the next 12 months. As at March 31, 2020, these derivatives allow the Company to purchase Mexican pesos with notional value of $78.1 million at USD:MXN rates ranging from 19.50 to 21.00 and with expiry dates between April to December 2020. Due to the recent volatility in the USD:MXN exchange rate where the Mexican pesos depreciated 25% against the U.S. dollar during the quarter, these foreign currency derivatives resulted in an unrealized loss at the end of the quarter.

8.
Investment and other income for the quarter decreased $2.6 million compared to the same quarter of 2019 primarily due to an unrealized loss on investment in marketable securities of $1.4 million in the current quarter compared to a gain of $1.2 million in the same quarter of the prior year.

9.
During the quarter, the Company recorded an income tax expense of $5.8 million compared to an income tax recovery of $1.3 million in the first quarter of 2019. The increase in income tax expense was attributed primarily to a decrease in value of tax loss carryforwards and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

10.	As a result of the foregoing, net loss for the quarter was $32.4 million (EPS of ($0.15)) compared to net gain of $2.9 million (EPS of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2020 First Quarter Report	Page 17

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2020	2019				2018
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$86,065	$96,476	$96,989	$83,669	$86,810	$74,128	$88,521	$79,687
Cost of sales	$50,781	$55,033	$54,994	$62,772	$59,347	$56,230	$63,966	$59,285
Depletion, depreciation and amortization	$14,169	$17,502	$14,181	$16,691	$17,210	$26,925	$24,701	$22,706
Mine operating earnings (loss)	$21,115	$23,941	$27,814	$4,206	$10,253	($9,027)	($146)	($2,304)
Net (loss) earnings after tax	($32,436)	($39,946)	$8,559	($11,967)	$2,880	($164,443)	$5,904	($40,033)
(Loss) Earnings per share - basic	($0.15)	($0.19)	$0.04	($0.06)	$0.01	($0.85)	$0.03	($0.22)
(Loss) Earnings per share - diluted	($0.15)	($0.19)	$0.04	($0.06)	$0.01	($0.85)	$0.03	($0.22)

During the first quarter of 2020, mine operating earnings were $21.1 million compared to $23.9 million in the previous quarter. The decrease in mine operating earnings was primarily due to a $10.5 million decrease in revenue partially offset by a $4.0 million decrease in cost of sales and a $3.3 million decrease in depletion, depreciation and amortization as a result of planned temporary suspension of operating activities at the Del Toro, La Parrilla and San Martin mines. Net loss for the quarter was $32.4 million compared to a net loss of $39.9 million in the previous quarter, which was impacted by an impairment of non-current assets of $58.7 million, or $52.4 million net of tax, relating to the La Encantada mine.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2020, the Company had cash and cash equivalents of $145.2 million, a decrease of $23.8 million compared to December 31, 2019. The Company's cash and cash equivalents comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at March 31, 2020 was $139.8 million compared to $171.1 million at December 31, 2019. Total available liquidity at March 31, 2020 was $204.9 million (see page 30), including $65.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended March 31,
	2020	2019
Cash flow
Cash generated by operating activities	12,048	32,715
Cash used in investing activities	(33,306)	(29,007)
Cash generated by financing activities	204	30,305
(Decrease) increase in cash and cash equivalents	(21,054)	34,013
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(2,768)	431
Cash and cash equivalents, beginning of the period	169,009	57,013
Cash and cash equivalents, end of period	$145,187	$91,457

The Company’s cash flows from operating, investing and financing activities during the three months ended March 31, 2020 are summarized as follows:

•	Cash provided from operating activities of $12.0 million, primarily due to:

First Majestic Silver Corp. 2020 First Quarter Report	Page 18

•	$23.3 million in operating cash flows from operating activities before movements in working capital and taxes; net of:

•	$10.8 million in net change in non-cash working capital items during the period.

•	Cash used in investing activities of $33.3 million, primarily related to:

•	$19.8 million spent on mine development and exploration activities;

•	$12.0 million spent on purchase of property, plant and equipment; and

•	$1.5 million spent on deposits on non-current assets.

•	Cash provided from financing activities of $0.2 million, primarily consists of the following:
•$13.8 million of net proceeds from the issuance of shares through the ATM;
•$1.8 million of net proceeds from the exercise of stock options;
net of:
•$10.0 million repayment of debt facility;
•$2.0 million payment of financing costs;
•$1.8 million on repayment of lease obligations; and
•$1.7 million on repurchase of shares.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at March 31, 2020 and December 31, 2019, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at March 31, 2020, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$54,977	$54,977	$—	$—	$—
Debt facilities	178,370	3,717	16,686	157,967	—
Lease liabilities	16,273	5,409	6,382	4,482	—
Other liabilities	4,405	—	—	—	4,405
Purchase obligations and commitments	37,466	37,466	—	—	—
	$291,491	$101,569	$23,068	$162,449	$4,405

COVID-19 has had a significant effect on the Company's operations, including significant volatility in metal prices, foreign exchange rates and interest rates. It also creates uncertainties on timing on restart of operations, labour availability, supply chain disruptions and other challenges, which have significant impacts on the Company's forecasted operating results and cash flow projections.

At March 31, 2020, the Company had working capital of $139.8 million (December 31, 2019 – $171.1 million) and total available liquidity of $204.9 million (December 31, 2019 – $226.2 million), including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2020 First Quarter Report	Page 19

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	March 31, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$9,791	$76	$—	$1,945	($2,496)	$—	$9,316	$932
Mexican peso	6,652	—	18,339	—	(29,005)	78,050	74,036	7,404
	$16,443	$76	$18,339	$1,945	($31,501)	$78,050	$83,352	$8,335

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican peso. In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global economies are anticipated to be far-reaching and have resulted in significant volatility in foreign exchange markets. As a result, the Company recognized an unrealized loss of $22.7 million (2019 - gain of $0.6 million) on fair value adjustments to its foreign currency derivatives during the three months ended March 31, 2020.

First Majestic Silver Corp. 2020 First Quarter Report	Page 20

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

			March 31, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals subject to provisional price adjustments	$1,393	$—	$1,393
Metals in doré and concentrates inventory	424	484	908
	$1,817	$484	$2,301

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

First Majestic Silver Corp. 2020 First Quarter Report	Page 21

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.
As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Some of the Company's operations are located in relatively remote and isolated areas and represent a concentration of personnel working and residing in close proximity to one another. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty

First Majestic Silver Corp. 2020 First Quarter Report	Page 22

and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $157.5 million (3,703 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $209.2 million (4,919 million MXN) inclusive of interest, inflation, and penalties in violation of the terms of the APA (the "Reassessments"). The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by Mexico’s competent tax authority ("Dismissals"). The Company believes that the Dismissals have no basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue vigorously disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, SAT issued notifications to PEM to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including a constitutional challenge (called an “amparo”) before a District Court, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which proceedings have yet to be resolved. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court decisions. As a result, on May 13, 2020, the Company has initiated an international arbitration proceeding against the Government of Mexico pursuant to the North American Free Trade Agreement.

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $15.7 million as non-current at March 31, 2020 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $8.2 million and $6.7 million, respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.  The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

First Majestic Silver Corp. 2020 First Quarter Report	Page 23

First Silver litigation
In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately CAD$81.5 million. As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected, and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at March 31, 2020, the Company has not accrued any of the remaining CAD$81.5 million unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the three months ended March 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, an average price of CAD$8.56 per share, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At March 31, 2020, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2020.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 209,663,767 common shares issued and outstanding.

First Majestic Silver Corp. 2020 First Quarter Report	Page 24

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2019 and the following amendments to accounting policies:

Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.

The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

First Majestic Silver Corp. 2020 First Quarter Report	Page 25

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2020 First Quarter Report	Page 26

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2020
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$11,298	$4,737	$2,625	$18,660
Milling cost	5,493	6,988	4,382	16,862
Indirect cost	8,489	2,686	2,685	13,861
Total production cost (A)	$25,279	$14,411	$9,692	$49,382
Add: transportation and other selling cost	296	72	89	522
Add: smelting and refining cost	395	134	184	725
Add: environmental duty and royalties cost	257	109	33	397
Total cash cost before by-product credits (B)	$26,227	$14,726	$9,998	$51,026
Deduct by-product credits attributed to:
Gold by-product credits	(21,063)	(13,560)	(79)	(34,702)
Lead by-product credits	—	—	—	(74)
Total by-product credits	($21,063)	($13,560)	($79)	($34,776)
Total cash cost (C)	$5,164	$1,166	$9,919	$16,250
Workers’ participation	1,682	55	74	1,998
General and administrative expenses	—	—	—	5,828
Share-based payments	—	—	—	2,378
Accretion of decommissioning liabilities	149	78	126	623
Sustaining capital expenditures	8,000	1,964	1,498	12,659
Operating lease payments	127	51	642	1,143
All-In Sustaining Costs (D)	$15,122	$3,314	$12,259	$40,879
Payable silver ounces produced (E)	1,676,537	549,583	920,774	3,146,894
Tonnes milled (F)	200,109	177,834	221,200	599,142

Total cash cost per ounce, before by-product credits (B/E)	$15.64	$26.79	$10.86	$16.21
Total cash cost per ounce (C/E)	$3.08	$2.12	$10.77	$5.16
All-in sustaining cost per ounce (D/E)	$9.02	$6.03	$13.31	$12.99
Production cost per tonne (A/F)	$126.33	$81.04	$43.82	$82.41

First Majestic Silver Corp. 2019 Annual Report	Page 27

(expressed in thousands of U.S. dollars,	Three Months Ended March 31, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$7,986	$4,274	$1,987	$1,891	$2,318	$892	$19,348
Milling cost	4,802	5,964	4,719	1,775	1,867	666	19,793
Indirect cost	7,159	2,196	2,114	1,329	1,386	832	15,017
Total production cost (A)	$19,947	$12,434	$8,821	$4,996	$5,570	$2,389	$54,157
Add: transportation and other selling cost	317	76	68	53	190	50	807
Add: smelting and refining cost	349	153	163	85	588	136	1,474
Add: environmental duty and royalties cost	168	93	23	30	15	7	336
Total cash cost before by-product credits (B)	$20,781	$12,756	$9,075	$5,164	$6,363	$2,582	$56,774
Deduct: By-product credits attributed to
Gold by-product credits	(19,469)	(11,105)	(25)	(1,404)	(28)	—	(32,031)
Lead by-product credits	—	—	—	—	(1,698)	(831)	(2,529)
Zinc by-product credits	—	—	—	—	(1,235)	—	(1,235)
Total by-product credits	($19,469)	($11,105)	($25)	($1,404)	($2,961)	($831)	($35,795)
Total cash cost (C)	$1,312	$1,651	$9,050	$3,760	$3,402	$1,751	$20,979
Workers’ participation	1,226	66	78	81	75	68	1,595
General and administrative expenses	—	—	—	—	—	—	6,046
Share-based payments	—	—	—	—	—	—	2,075
Accretion of decommissioning liabilities	186	52	148	60	71	55	605
Sustaining capital expenditures	5,196	1,932	566	1,270	1,693	412	11,137
Operating lease payments	18	33	12	19	17	25	292
All-In Sustaining Costs (D)	$7,938	$3,734	$9,854	$5,190	$5,258	$2,311	$42,729
Payable silver ounces produced (E)	1,403,752	586,608	718,075	331,207	205,228	64,369	3,309,239
Tonnes milled (F)	163,264	219,941	269,611	62,148	72,551	25,138	812,654

Total cash cost per ounce, before by-product credits (B/E)	$14.80	$21.74	$12.64	$15.59	$31.01	$40.12	$17.16
Total cash cost per ounce (C/E)	$0.93	$2.81	$12.60	$11.35	$16.58	$27.20	$6.34
All-in sustaining cost per ounce (D/E)	$5.65	$6.37	$13.72	$15.67	$25.62	$35.89	$12.91
Production cost per tonne (A/F)	$122.17	$56.53	$32.71	$80.39	$76.78	$95.06	$66.65

First Majestic Silver Corp. 2019 Annual Report	Page 28

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended March 31,
	2020	2019
Revenues as reported	$86,065	$86,810
Add back: smelting and refining charges	725	1,473
Gross revenues	86,790	88,283
Less: Sandstorm gold revenues	(999)	(682)
Less: Wheaton gold revenues	(6,883)	(6,906)
Gross revenues, excluding Sandstorm, Wheaton (A)	$78,908	$80,695

Payable equivalent silver ounces sold	5,556,937	6,061,389
Less: Payable equivalent silver ounces sold to Sandstorm	(216,393)	(127,257)
Less: Payable equivalent silver ounces sold to Wheaton	(795,050)	(805,727)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	4,545,494	5,128,405

Average realized price per ounce of silver sold (A/B)(1)	$17.36	$15.73
Average market price per ounce of silver per COMEX	$16.89	$15.55

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended March 31,
	2020	2019
Operating Cash Flows before Working Capital and Taxes	$23,313	$23,705
Weighted average number of shares on issue - basic	209,396,052	195,832,712
Cash Flow per Share	$0.11	$0.12

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2020 First Quarter Report	Page 29

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended March 31,
	2020	2019
Net (loss) earnings as reported	($32,436)	$2,880
Adjustments for non-cash or unusual items:
Deferred income tax expense (recovery)	4,566	(4,792)
Share-based payments	2,378	2,075
Loss (gain) from investment in derivatives and marketable securities	1,368	(617)
Unrealized loss on foreign currency derivatives	22,654	—
Recovery of mineral inventory	(443)	(2,481)
Loss on sale of exploration project	10,106	—
Adjusted net earnings (loss)	$8,193	($2,935)
Weighted average number of shares on issue - basic	209,396,052	195,832,712
Adjusted EPS	$0.04	($0.01)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	March 31, 2020	December 31, 2019
Current Assets	$224,018	$242,979
Less: Current Liabilities	(84,192)	(71,853)
Working Capital	$139,826	$171,126
Available Undrawn Revolving Credit Facility	65,031	55,031
Available Liquidity	$204,857	$226,157

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2020 First Quarter Report	Page 30

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the quarter, the Company implemented social distancing protocols to have majority of its corporate office and site administrative staff to work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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